UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

THE COMPANY INITIATES PROCESS TO VOLUNTARILY DELIST ITS ORDINARY SHARES FROM TRADING ON THE TEL AVIV STOCK EXCHANGE

On June 5, 2017, the Company announced that its Board of Directors resolved on June 4, 2017, following the previously disclosed decision of the Central District Court located in Lod dated May 29, 2017, to act to voluntarily delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange (the “TASE”). The Company has requested that the TASE initiate the process to delist the Company’s ordinary shares and announce the exact date of the delisting. Following the delisting in Israel, the Company’s American Depositary Receipts will continue to trade on the NASDAQ in the United States. Under applicable Israeli law, the delisting of Company’s ordinary shares from trading on the TASE will take place 3 months after the date of this announcement (on or about September 4, 2017). During the interim period, the Company’s ordinary shares will continue to be traded on the TASE. Company will announce the exact date of its TASE delisting when it becomes available. Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and the NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Date: June 5, 2017	Name: Title:	Eyal Leibovitz Chief Financial Officer